August 31, 2011

Mr. Mark Webb
Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Southern Community Financial Corporation
Form 10-K for the year ended December 31, 2010
Filed March 24, 2011
File No. 000-33227

Dear Mr. Webb:

In response to your letter dated August 9, 2011 (the “Comment Letter”), the following information is provided on behalf of Southern Community Financial Corporation (the “Company”) to address your comments related to your review of the Company’s Form 10-K for the year ended December 31, 2010.

Below we have outlined our response to the Comment Letter.  For your convenience, we have restated the SEC’s comment (in italics) prior to our response.

Item 1. Business:  Supervision and Regulation, page 7

1.	In future filings, please eliminate the qualifications of disclosures in their entirety by reference to statutes and regulations not filed as exhibits to the Form 10-K.

Response:	In future filings, we will eliminate the qualification of disclosures in their entirety by reference to statutes and regulations not filed as exhibits to the Form 10-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations:  Lending Activities, page 49

2.
Please explain how you concluded that your respective allowance for loan losses were appropriate at each respective annual and interim reporting period given the factors which contributed to the deteriorating operating performance.  Discuss what considerations management gave to reassessing the appropriateness of the overall allowance for loan losses in the previously reported periods and the information used to assess the propriety of the timing of the loan loss provisions.  Your response should also encompass the change in the allowance for loan loss methodology during the third quarter of 2010.

Response:
As you pointed out, the continued deterioration in the credit quality of the Company’s loan portfolio increased (in terms of nonperforming loans as a percentage of total loans) from the December 31, 2009 level of 3.07% to the June 30, 2010 level of 4.63%.  During the third quarter of 2010, the Company’s nonperforming loans peaked at 8.29% of total loans.  From the cyclical peak in nonperforming loans of $92.1 million, or 8.29% of total loans, at September 30, 2010, our nonperforming loans decreased slightly to $91.8 million at December 31, 2010 and decreased more significantly to $73.7 million and to $66.8 million at March 31, 2011 and June 30, 2011, respectively.

We have provided quarter-by-quarter summary data in the attached Schedules A and B to illustrate some of the underlying data that was analyzed during management’s assessment of the overall appropriateness of the ALLL balance at each financial reporting period.  In the quarter ended [***] had a major impact on that quarter’s provision.  [***] which was [***] of the total specific allowance requirements, 55% of the increase in the specific allowance requirement and [***] of the provision for the quarter.  While delinquencies and nonperforming loans were increasing during the [***] the loss severity identified [***] was not viewed as being pervasive throughout the loan portfolio; however, the impact [***] would increase the historical loss experience for the [***] and therefore the general valuation allowance in subsequent quarters.

In the second quarter of 2010, delinquencies declined while nonperforming loans edged up by $0.7 million.  As shown on Schedule A, the aggregate amount of loans evaluated for impairment remained in the $50.0 million range as the $12.8 million in second quarter charge-offs were largely offset by a similar volume of newly identified nonperforming loans.  The specific allowance requirements for June 30, 2010 declined as a percentage of the loans evaluated (from 34.75% at March 31, 2010 to 23.23% at June 30, 2010) and in total dollars due to the amount of second quarter 2010 charge-offs and the lesser specific allowance requirements on newly identified loans individually evaluated for impairment.  The general allowance component balance remained relatively flat on a linked quarter basis as the general allowance (as a percentage of loans collectively evaluated) was primarily unchanged due to offsetting influences.  On a linked quarter comparison, the volume of loans collectively evaluated decreased by $9.1 million while historical loss experience factor for the construction and land development segment (based on the simple average of the rolling twelve quarter experience) increased from 1.50% to 2.40%.  The balances outstanding for the construction and land development segment were decreasing over this period which partially offset the increase in this historical loss experience in this portfolio segment.

____________
[***] Confidential Treatment Requested By Southern Community Financial Corporation

In the third quarter of 2010, our nonperforming loans increased significantly by $40.8 million to $92.1 million as of September 30, 2010. Of this $40.8 million increase, $26.0 million were interest only, collateral dependent loans that were downgraded and placed on nonaccrual; none of these loans were delinquent.  Based on the individual evaluations of these $26.0 million in loans for impairment at September 30, 2010, there was only a specific allowance of $192,700 required for these loans.  To comply with regulatory guidance, $20.1 million of these $26.0 million in collateral dependent loans were restructured in September 2010 to include scheduled monthly and/or quarterly principal curtailments.  This credit downgrade was the primary reason for the increase in the volume of loans individually evaluated for impairment from June 30, 2010 to September 30, 2010 and the resultant decline in the specific allowance component as a percentage of loans individually evaluated for impairment from 23.23% to 11.04%.

In addition, we evaluated changes in our markets, chiefly economic factors and their impact on real estate values.  We observed a sharper decline in residential lots and land held for, or in the process of, development as well as continued slippage in the values of newly constructed homes, particularly in the Charlotte area and in the Western Carolina/Asheville area.  Given these observations during the third quarter of 2010, we decided to make the following changes to our ALLL methodology related to the calculation of the general allowance component by:

•
Expanding the number of loan classes (for which we analyzed historical loss experience) from four (construction and development, commercial real estate, commercial lending and consumer/other) to eight loan classes, focusing on segments which experienced greater recent loss experience such as residential lot loans, residential construction/land development and raw land; and

•	Changing the calculation of historical loss factors utilized in the computation to more heavily weight the most recent four quarter loss experience.

The expansion of the number of loan classes to eight allowed us to more specifically focus on the classes with the more severe loss experience as we noticed a growing divergence in the loss experience among the eight loan classes.  (See chart below of loss experience factors used in calculations for March 31, 2010, June 30, 2010 and September 30, 2010.)

Prior to the September 30, 2010 quarter-end, our calculation of the historical loss experience factor utilized in computing the general valuation allowance used a simple average of our past (rolling) twelve quarters’ charge-offs.  After much follow-on discussion with our independent public accountants, Dixon Hughes Goodman LLP, and our assessment of overall credit quality metrics, we decided to more heavily weight the more recent loss experience (50% for the most recent four quarters, 30% for the loss experience of the previous four quarters and 20% for the remaining four quarters).  The weighting of the relative quarters was chiefly designed to focus the historical loss experience factor on more recent experience during these periods of increased economic stress.  The relative weighting was based on an estimate of the sum of the years’ digits and was found to be approximately similar in nature by applying a greater weight on the most recent losses experienced.  The three year loss period was still deemed appropriate to address both: (a) the average term of loans in the loan portfolio and (b) being representative of the current credit risk environment.  We determined that this enhancement would result in a general valuation allowance which was more representative of the loss exposure in the portion of the loan portfolio that was collectively evaluated for impairment at September 30, 2010 and at subsequent quarterly reporting periods.

As discussed above, the following chart illustrates the growing divergence in the loss experience factors utilized by loan class for the general allowance calculations at the three dates shown below.  The March 31, 2010 and June 30, 2010 historical loss experience factors were computed using a simple average of the Company’s past (rolling) twelve quarters’ charge-offs.  The September 30, 2010 factors were computed as described in the above paragraph.

	March 31,	June 30,	September 30,
	2010	2010	2010
Residential:	1.50%	2.40%
Construction and development			3.61%
Lots			6.89%
Raw land			0.88%

Commercial real estate	0.16%	0.25%	0.38%

Commercial:	1.03%	1.20%
Commercial and industrial			1.64%
Commercial lines of credit			1.65%

Consumer/Other:	1.12%	1.38%
HELOCs			1.09%
Consumer/Other			1.47%

As disclosed in the December 31, 2010 Form 10-K (on page 57), the impact of this change in the weighting of the historical loss experience increased the third quarter provision for loan losses and the resultant (general) allowance balance by approximately $5.0 million of the total sequential increase in the general valuation allowance component of $7.6 million.  While specific allowance requirements were trending down, the increased general allowance level was appropriate in light of overall credit metrics.

In the fourth quarter of 2010, loan delinquencies, particularly loans 30 – 89 days past due, continued to decrease.  Nonperforming loans decreased sequentially by $0.3 million, net of the $13.4 million in charge-offs during the quarter.  As shown in the table on Schedule C which provides a breakdown of impaired loans by class, segregating the total impaired loans requiring a specific allowance and those without a specific allowance at December 31, 2010, the following are noted:

•	Of the $87.1 million in impaired loans, $59.3 million, or 68%, did not require any specific allowance;
•
This $59.3 million in impaired loans is comprised of two components: (1) impaired loans with an unpaid principal balance of $50.9 million, which, after $22.8 million in previous partial charge-offs, are carried at an estimated fair value of  $28.1 million, which is believed to be the estimated fair value of the collateral, and (2) $31.2 million of impaired loans where the impairment evaluation process resulted in no required specific allowance;

•	Of the $27.8 million in impaired loans requiring specific allowances, the $5.1 million total required specific allowance represents 18% of the recorded investment.

As for the general allowance component at December 31, 2010, the sequential decrease of $1.2 million was primarily due to the $54.8 million sequential decrease in the amount of loans collectively evaluated for impairment as a result of problem loan remediation efforts, customer deleveraging and slow loan demand.

For the quarters ended March 31, 2011 and June 30, 2011, the level of nonperforming loans and delinquency trends moderated from December 31, 2010.  The specific allowances required for both periods decreased sequentially as the volume of loans individually evaluated for impairment decreased from $87.1 million at December 31, 2010 to $81.0 million at March 31, 2011 and to $74.9 million at June 30, 2011.  These sequential decreases in the specific allowance component of the ALLL were one of the primary reasons for the reduction in the overall ALLL balance and resultant provisions for these quarters.  The other primary reason for the decline was the reduced levels of charge-offs during these quarters.  The general valuation allowance component for these two quarter-ends were relatively flat with the December 31, 2010 level as the impact of the Company’s shrinking loan portfolio offset the quarterly increases in the historical loss experience factors.

In looking back over the past seven quarterly financial reporting periods, we believe the respective allowance for loan losses were adequate and the timing of the provisions for loan losses was appropriate for each annual and interim reporting period.  As further disclosed and supported herein, including the schedules, we appropriately and timely recognized credit deterioration by increasing specific allowances upon loan impairment, charging off specific allowances on collateral dependent loans upon the establishment that other repayment sources (from guarantors and other cash flows) were not likely, refining our methodology upon declining credit metrics and increasing general allowances in light of these declining credit metrics.

3.	Please provide a timeline for the five largest loan charge-offs recognized in 2010 as well as your five largest nonaccrual loans at December 31, 2010, including:
•	Loan origination date, amount and classification;
•	Specific triggering events or circumstances (by date) which resulted in changes to loan classification;
•	The underlying collateral supporting the loan;
•
The dates of the last two appraisals and a discussion of the findings associated with each appraisal or alternative fair value determination and how they were used in determining specific loan loss provision amounts, partial and/or full charge-offs;

•	Other specific information relevant to the loan such as any loan restructuring.

This information should also address subsequent activity within the interim period of 2011.

Response:
We are providing to the Staff on a confidential basis exhibits (see attached Schedule D) for the timelines for the six largest loan charge-offs (representing five borrower relationships) during 2010 as well as the five largest nonaccrual loans at December 31, 2010.  Upon review of the timelines of credit deterioration of these loans, we believe the appropriate effect to the allowance for loan losses was timely reflected.

Nonperforming Assets, page 52

4.	In regard to your troubled debt restructurings (TDRs), please tell us and revise your future filings to address the following:
•
Provide a robust discussion of your TDR and renegotiated loan activities.  Your discussion should include, preferably in tabular format, quantification on the types of concessions made and discussion of your successes or failures with each type of concession.

•	Provide a table (by loan type) that identifies the number and amount of TDRs on accrual and nonaccrual; and
•	Disclose your policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status.

Response:
As the Company’s lending focus is primarily small and medium sized businesses and the managers and owners of these entities and because we originate residential mortgage loans generally for sale into the secondary market on a servicing released basis, we have a relatively small residential mortgage portfolio without the need to utilize government sponsored loan modification programs.  As for the other segments of our loan portfolio, we utilize our own loan modification programs wherein we generally provide one or more of the following concessions: interest rate reductions, payment extensions, interest only payments or other actions.

During the year ended December 31, 2010, the Company modified loans as troubled debt restructuring (TDRs) providing the types of concessions shown in the following table.  As this data was not captured for all TDRs during 2010, we focused on the TDRs in existence at December 31, 2010 and prepared this table to quantify the types of concessions for the $40.7 million (net of $6.7 million in previous partial charge-offs) in TDRs at that time.

	Troubled Debt Restructurings at December 31, 2010
	Accruing Loans		Nonaccrual Loans
	Number Of	Amount	Number Of	Amount
By concession:	Loans	In Thousands	Loans	In Thousands
Below market interest rate	8	2,307	29	8,191
Extended payment terms	45	9,810	38	20,418

Total	53	$12,117	67	$28,609

As you can discern from the above table, the Company utilized an extension of payment terms concession for 74% of the TDRs in existence at December 31, 2010.

To evaluate the success or failure of these concessions, we have followed these $40.7 million in net recorded investment in TDRs at December 31, 2010 for the subsequent seven months of activity in 2011.  The resulting activity is shown on the following table.

	Troubled Debt Restructurings at December 31, 2010
	Accruing Loans		Nonaccrual Loans
	Number Of	Amount	Number Of	Amount
	Loans	In Thousands	Loans	In Thousands
Paying as restructured	23	$8,029	32	$12,076
Paid in full	1	256	2	78
Converted to non-accrual	28	3,593
Charge off or foreclosure	1	239	33	16,455

Total	53	$12,117	67	$28,609

As shown in the table above, of the total TDRs of $40.7 million:

•	49% ($20.1 million) continued to pay their restructured loan payments;
•	41% ($16.7 million) were charged-off or went into foreclosure;
•	9% ($3.6 million) converted to nonaccrual status; and
•	1% ($0.3 million) paid in ful1

In our next quarterly filing (as of September 30, 2011) in accordance with ASU No. 2010-20 and ASU No. 2011-02, we will disclose the number and dollar amount of restructurings for the nine months ending September 30, 2011 (in a tabular format by loan type) with a quantification of the type of concessions made.  Also, as disclosed on page 57 of our December 31, 2010 Form 10-K, we disclosed that one of the initiatives management undertook was the enhancement of the internal controls surrounding the identification and monitoring of troubled debt restructured loans.

In regard to the Company’s troubled debt restructurings at December 31, 2010, we disclosed the total amount of restructured loans on nonaccrual and the total restructured loans in accrual status in the table on the top of page 53 under the caption “Nonperforming Assets” on our Form 10-K.  In future filings, we will also provide a table (such as the one shown below as of December 31, 2010) of the restructured loans by loan type, identifying the number and amount of restructured loans on accrual and nonaccrual.

	Troubled Debt Restructurings at December 31, 2010
	Accruing Loans		Nonaccrual Loans
	Number Of	Amount	Number Of	Amount
	Loans	In Thousands	Loans	In Thousands
Commercial real estate	12	$7,254	10	$8,904
Commercial and industrial	6	2,028	15	1,720
Commercial line of credit	4	175	1	1,477
Residential construction	7	918	18	10,207
Home equity lines		-		-
Residential lots	21	1,323	6	533
Raw land				-
Consumer	3	419	17	5,768

Total	53	$12,117	67	$28,609

On page 53 of the December 31, 2010 Form 10-K, we disclosed our policy related to reinstatement of restructured loans to an accrual status as follows: “If these borrowers maintain their current payment status under the restructured payment terms, these loans will be restored to an accrual status after a reasonable period.”  Our policy further specifies that any nonaccrual loans must make timely payments for a period of at least six consecutive months before returning to an accrual status.  Other factors such as credit grades, sources of revenue, guarantors and overall financial strength of the borrower are also considered.  Our policy for recognizing interest accrual on loans (and placing loans on nonaccrual) is the same for all classes of loans, including restructured loans.  We place loans on nonaccrual when we determine it is probable that we will not collect all principal and interest due according to the contractual terms of the original loan agreement.  In general, we put a loan on nonaccrual when the loan becomes 90 days delinquent or before, if conditions warrant.  For restructured loans, we record interest at the restructured rates when we have determined that the loan is adequately secured by collateral and continued payment performance under the restructured terms has been established.

We will discuss the items noted above in future filings.

Analysis of Allowance for Loan Losses, page 56

5.
Please tell us and revise future filings to address the reasons for and timing of the change in methodology for calculating the general valuation allowance to include weighting factors and how you arrived at those relative weights.

Response:
As stated above, in evaluating the continued deterioration in the credit quality of our loan portfolio as evidenced by the significant increase in nonperforming loans, internally classified loans and loan modifications during the third quarter of 2010, management determined that, in response to the changing economic environment and credit metrics, it would be prudent to refine our methodology for calculating the general valuation portion of our allowance of loan losses.  Previously, our calculation of the historical loss experience factor utilized in computing the general valuation allowance used a simple average of our past (rolling) twelve quarters’ charge-offs.  After much follow-on discussion with our independent public accountants, Dixon Hughes Goodman LLP, and our assessment of the trending credit metrics, we decided to more heavily weight the more recent loss experience (50% for the most recent four quarters, 30% for the loss experience of the previous four quarters and 20% for the remaining four quarters).  The weighting of the relative quarters was chiefly designed to focus the historical loss experience factor on more recent experience during these periods of increased economic stress.  The relative weighting was based on an estimate of the sum of the years’ digits and was found to be approximately similar in nature by applying a greater weight on the most recent losses experienced.  The three year loss period was still deemed appropriate to address both: (a) the average term of loans in the loan portfolio and (b) being representative of the current credit risk environment.  We determined that this refinement would result in a general valuation allowance which was more representative of the loss exposure in the portion of the loan portfolio that was collectively evaluated for impairment at September 30, 2010 and at subsequent quarterly reporting periods.

On page 57 under the caption “Allowance for Loan Losses” in our Form 10-K, we disclosed the timing of the change in our methodology for calculating the general loss allowance (in the third quarter of 2010) and the impact of this change in methodology on our third quarter provision for loan losses and the resulting allowance for loan losses at September 30, 2010.  In future filings, we will discuss this matter as noted above.

Note 3 – Investments. Page 83

6.	Please revise your future filings to disclose your major security types in greater detail as follows:
•
Separately disclose residential mortgage-backed securities, commercial mortgage-backed securities and collateralized debt obligations as these major security types are specifically required for financial institutions based on the guidance in ASC 942-320-50-2; and

•	Consider further segregating you mortgage-backed securities by vintage, credit quality or other loan characteristics based on the nature and risks of the securities.

Response:
In future filings in reference to ASC 320-10-50-2, we will separately disclose the following major security types that were included under the caption of “Mortgage-backed securities” in our most recent filings:

•	Residential mortgage–backed securities;
•	Collateralized mortgage obligations; and
•	Small Business Administration (SBA) loan pools.

Because the above mentioned securities at December 31, 2010 are 94% GSE issued (and only $9.1 million, or 6%, private label) and the underlying loan collateral for the mortgage-backed securities and the collateralized mortgage obligations are prime residential mortgage loans, we intend to disclose these attributes by descriptive textual statements under the tabular presentation to further identify the nature and risks of these securities.  We will also consider similar descriptive remarks related to the geographic concentration (primarily North Carolina and a smaller segment of Texas independent school districts) and the credit ratings of our municipal securities (as our policy is to purchase “A” rated or better municipal securities).

Note 20 – Fair Values of Assets and Liabilities, page 118

7.	As it relates to your impaired loans, please tell us and revise your future filings to disclose the following:
•
How and when you obtain third party appraisals and describe any adjustments you make to the appraised values including those made as a result of outdated appraisals.  Also tell us how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;

•
The typical timing surrounding the recognition of a loan as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off.  In this regard, tell us if there have been any significant time lapses during this process; and

•
How you account for any partial charge-off of a loan subsequent to receipt of an updated appraisal.  In this regard, specifically tell us your policies regarding whether or not these loans return to performing status or remain in nonperforming status.  In addition, tell us whether or not any of the terms of the original loans have been modified.

Response:
As it relates to collateral dependent loans that are individually evaluated for impairment, we utilize third party appraisals that are periodically updated, particularly if the impaired loan is significant in size.  In addition, during times of deteriorating real estate values, we may require a more frequent updating of appraised values, especially if the project or borrower is experiencing financial difficulty.  In cases where an updated appraisal is not available, experienced credit personnel would perform an internal evaluation [***].  If this new value was below the loan’s principal balance, a specific allowance for this impairment would be required which would be factored into the ALLL computation as discussed above.  An increase in the ALLL due to a loan being downgraded to “classified” is likely; however, it depends on the facts and circumstances involved.

Every quarter, our asset quality review process includes a series of meetings of watch and criticized loan reviews between credit and lending personnel to continuously validate the integrity of the credit risk grading process.  In addition, management performs an Impaired Asset Review once a quarter during which we evaluate all potentially impaired loans (over $200,000) for impairment.  During the monthly calculation of the ALLL model, an individual analysis (SFAS 114) is completed for all impaired loans in excess of $200,000 and other loans, if considered appropriate by management.  Management includes all impaired loans less than $200,000 within the general allowance calculation for their respective loan class.  At December 31, 2010 an individual analysis was completed for $87.1 million of the $91.7 million non-accrual loans.  Monitoring these loans includes obtaining periodic appraisals, assigning appropriate discount factors and estimating cost to sell in the event that collateral is sold.  In assigning discount factors, management utilizes:  (1) Experience in liquidation of similar foreclosed assets in similar market(s); (2) Estimates of appraisers in establishing a liquidation value in a future period; and (3) Consultation with real estate professionals and review of listing prices versus valid offers.  When collateral is not a significant factor in the value of the loan, a present value of future cash flow analysis is completed.  The universe of such potentially impaired loans consists of: nonaccrual loans, troubled debt restructured loans and other new problem credits identified in our quarterly Watch & Criticized Loan Reviews.  Both of these quarterly meetings are integral to the Company’s credit risk and loss exposure identification and quantification process.

____________
[***] Confidential Treatment Requested By Southern Community Financial Corporation

As to your comments, see our above responses on the Company’s policies related to placing loans on nonaccrual and the reinstatement of restructured loans from a nonaccrual to an accrual status.

We will discuss the items noted above in future filings.

Part III  - General

8.	In future filings, please revise your disclosure of material incorporated by reference into your Form 10-K (from your proxy statement) to more clearly identify the source of this material.

Response:	In future filings, we will more clearly identify the source of the material incorporated by reference into the Annual Report.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 125

9.
On page 13 of your definitive proxy statement, please confirm that by “other comparable transactions”, you mean “other comparable loans with persons not related to” the Company.  Please provide the correct representation in future filings.

Response:
In future filings, we will provide the correct representation (“… for comparable loans with persons not related to the Company”) as cited in Instruction 4(c) (ii) of Item 404 (a) of Regulation S-K as this is the intended meaning of our disclosure related to loans to insiders.

Exhibits 10.40 and 10.41

10.
In reference to the exhibits to your annual report related to the amendments to the Salary Continuation Agreement and Employment Agreement for Mr. Robert L. Davis, please tell us where you have filed the original agreements and why you have not included them as exhibits to you annual report.

Response:
Mr. Robert L. Davis became a reportable executive officer during 2008. His Salary Continuation Agreement and Employment Agreement were entered into more than two years prior to the date he became a reportable officer. Both Agreements were substantially similar to the other officer agreements and the impact of these agreements was included in the proxy statements for the years ended December 31, 2009 and 2010. Mr. Davis is no longer employed by the Company.

Exhibits 31.1 and 31.2

11.
Your certifications included as Exhibits 31.1 and 31.2 to the Form 10-K contain modifications to paragraph 5 from the exact form of language set forth in Item 601(b)(31) of Regulation S-K.  Specifically, certain language in parenthesis in the form has been omitted.  In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K.

Response:
In future filings, we will ensure that the exact language as set forth in Item 601(b)(31) of Regulation S-K is included in paragraph 5 of the certifications, specifically the parenthetical language “…(or persons performing the equivalent functions)…”.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By separate letter, we are requesting confidential treatment of portions of our responses to Questions 2 and 7 and the exhibits prepared in response to Question 3.  The exhibits prepared in response to Question 3 are being provided to the staff on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended.  In accordance with such rules, we request that these materials be returned promptly following completion of the staff’s review thereof.

Please contact me at (336)768-8500 if you have any additional comments regarding our responses.

Sincerely,

/s/ James Hastings
James Hastings
Executive Vice President and
Chief Financial Officer
(Principal Accounting Officer)

Enclosures

cc:	William T. Walton, Dixon Hughes Goodman LLP
Ronald D. Raxter, Williams Mullen

							Schedule A

SOUTHERN COMMUNITY FINANCIAL CORPORATION
TABLES - ALLL ROLLFORWARD AND COMPONENTS
($'s In Thousands)

Table 1 - ALLL Rollforward

	For the Quarter Ended					For the Quarter Ended
	March 31,	June 30,	September 30,	December 31,	Full Year	March 31,	June 30,
	2010	2010	2010	2010	2010	2011	2011
Beginning Balance - ALLL	$29,638	$36,007	$29,609	$35,100	$29,638	$29,580	$27,664
Provision	10,000	5,500	17,000	6,500	39,000	4,100	3,700
Charge-offs	(4,017)	(12,807)	(12,245)	(13,420)	(42,489)	(7,086)	(5,535)
Recoveries	386	909	736	1,400	3,431	1,070	1,682
Net charge-offs	(3,631)	(11,898)	(11,509)	(12,020)	(39,058)	(6,016)	(3,853)
Ending Balance - ALLL	$36,007	$29,609	$35,100	$29,580	$29,580	$27,664	$27,511

Table 2 - Breakdown of ALLL Components

	At the Quarter Ended
	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2009	2010	2010	2010	2010	2011	2011
Specific allowance	$9,792	$17,583	$11,584	$9,498	$5,130	$3,064	$2,316
General allowance	19,846	18,424	18,025	25,602	24,450	24,600	25,195
Total ALLL	$29,638	$36,007	$29,609	$35,100	$29,580	$27,664	$27,511

Table 3 - Breakdown of Loans Evaluated for Impairment

	At the Quarter Ended
	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2009	2010	2010	2010	2010	2011	2011
Loans evaluated for impairment
Individually	$40,237	$50,605	$49,861	$86,020	$87,122	$81,240	$74,928
Collectively	1,190,038	1,157,849	1,148,704	1,097,733	1,042,954	1,002,228	963,421
Total	$1,230,275	$1,208,454	$1,198,565	$1,183,753	$1,130,076	$1,083,468	$1,038,349

As a Percentage of loans evaluated
Specific allowance	24.34%	34.75%	23.23%	11.04%	5.89%	3.77%	3.09%
General allowance	1.67%	1.59%	1.57%	2.33%	2.34%	2.45%	2.62%
Total	2.41%	2.98%	2.47%	2.97%	2.62%	2.55%	2.65%

							Schedule B

SOUTHERN COMMUNITY FINANCIAL CORPORATION
TABLES - TRENDS IN CREDIT METRICS
($'s In Thousands)

Table 4 - Nonperforming Loans and Credit Metrics

	At or For the Quarter Ended
	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2009	2010	2010	2010	2010	2011	2011
Nonperforming loans (NPLs)	$37,732	$50,608	$51,273	$92,098	$91,777	$73,741	$66,803
NPLs to Loans	3.07%	4.19%	4.63%	8.29%	8.08%	6.80%	6.42%

Net charge-offs to average
loans outstanding	2.92%	1.20%	3.95%	3.78%	4.10%	2.19%	1.46%

Loan delinquencies:
30 - 89 days past due:
Amount ($ millions)	$7.2	$22.3	$9.7	$8.9	$5.5	$3.4	$4.3
As % of loans	0.58%	1.84%	0.80%	0.75%	0.48%	0.31%	0.41%

Schedule C

SOUTHERN COMMUNITY FINANCIAL CORPORATION
BREAKDOWN OF IMPAIRED LOANS
AT DECEMBER 31, 2010
($'s In Thousands)

	Unpaid	Partial			Average
	Principal	Charge Offs	Recorded	Related	Recorded
	Balance	To Date	Investment	Allowance	Investment
With no related allowance recorded:		(Amounts in thousands)

Commercial real estate	$23,114	$(5,761)	$17,353	$-	$12,065
Commercial
Commercial and industrial	7,398	(1,923)	5,475	-	5,593
Commercial line of credit	2,530	(105)	2,425	-	1,620
Residential real estate
Residential construction	23,230	(4,554)	18,676	-	14,254
Residential lots	15,449	(6,511)	8,938	-	8,621
Raw land	3,989	(2,277)	1,712	-	1,450
Home equity lines	457	(123)	334	-	208
Consumer	5,904	(1,524)	4,380	-	2,992
Subtotal	82,071	(22,778)	59,293	-	46,803

With an allowance recorded:

Commercial real estate	3,958	(60)	3,898	775	9,041
Commercial
Commercial and industrial	990	(106)	884	510	1,583
Commercial line of credit	834	(26)	808	583	2,084
Residential real estate
Residential construction	7,114	(114)	7,000	860	15,352
Residential lots	10,484	(86)	10,398	841	11,251
Raw land	251	(1)	250	53	251
Home equity lines	100	(1)	99	91	83
Consumer	4,516	(24)	4,492	1,417	1,755
Subtotal	28,247	(418)	27,829	5,130	41,400

Summary
Commercial real estate	27,072	(5,821)	21,251	775	21,106
Commercial	11,752	(2,160)	9,592	1,093	10,880
Residential real estate	60,517	(13,543)	46,974	1,754	51,179
Home equity lines	557	(124)	433	91	291
Consumer	10,420	(1,548)	8,872	1,417	4,747

Grand Totals	$110,318	$(23,196)	$87,122	$5,130	$88,203